

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Stephen Brown
Chief Financial Officer
NanoVibronix, Inc.
525 Executive Boulevard
Elmsford, NY 10523

      Re: NanoVibronix, Inc.
          Registration Statement on Form S-3
          Filed August 1, 2023
          File No. 333-273574

Dear Stephen Brown:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abby Adams at (202) 551-6902 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Industrial Applications and
      Services

cc: Jayun Koo, Esq.